Exhibit 12.1 – Calculation of ratio of earnings to fixed charges

	2000	2001	2002	2003	2004

Loss before income tax provision	$(13,622)	$(3,032)	$2,689	$5,165	$(882)

Add:
Portion of rent attributed to interest	2,561	2,117	1,994	2,059	2,220
Interest excluding capitalized interest	12,403	11,846	12,125	11,523	11,652
Amortization of deferred financing costs	540	528	550	543	513

Earnings (loss) as adjusted	$1,882	$11,459	$17,358	$19,290	$13,503

Fixed charges
Portion of rent attributed to interest	2,561	2,117	1,994	2,059	2,220
Interest including capitalized interest	12,403	11,846	12,125	11,523	11,652
Amortization of deferred financing costs	540	528	550	543	513

Fixed charges	$15,504	$14,491	$14,669	$14,125	$14,385

Ratio of earnings to fixed charges	—	—	1.18	1.37	—